Filed Pursuant to Rule 424(b)(3)
Registration No. 333-73320

Prospectus

44,326,241 Shares

ON SEMICONDUCTOR CORPORATION

Common Stock

         This is a public offering of up to 44,326,241 shares of our common stock. All of the shares being offered, when and if they are sold, will be sold by the selling stockholder, TPG ON Holdings LLC. These shares represent shares of common stock issuable upon conversion of our Series A cumulative convertible preferred stock, which we sold to the selling stockholder in a private placement.

         The selling stockholder will receive all the proceeds from any sales of the shares of common stock offered by this prospectus. We will not receive any of the proceeds from the sale of these shares.

         Our common stock is quoted on the Nasdaq National Market under the symbol “ONNN”. On November 27, 2001, the last reported sale price for the common stock on the Nasdaq National Market was $1.81 per share.

         We urge you to carefully read the “Risk Factors” section beginning on page 2 before making an investment in our common stock.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 28, 2001

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

         Our logo and the names of our products used in this prospectus are our trademarks, trade names or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

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PROSPECTUS SUMMARY

         This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”

ON Semiconductor

         We are a global supplier of high-performance broadband and power management integrated circuits and standard semiconductors. Our products provide high-performance clock management and data flow management for precision computing and communications systems, and power management for distributing and monitoring the supply of power to the different elements within virtually every electronic device. The principal end-user markets for our products are networking and computing, wireless communications, consumer electronics, automotive electronics and industrial electronics. Applications for our products in these markets include routers and other advanced networking equipment, cellular telephones and portable electronics, and industrial automation and control systems.

The Offering

Common Stock offered by the selling stockholder	44,326,241 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares in this offering

Nasdaq National Market symbol	ONNN

RISK FACTORS

         You should carefully consider the risks and uncertainties described below before purchasing our common stock.

         Effective January 1, 2001, we changed our accounting method for recognizing revenue on sales to distributors. Recognition of revenue and related gross profit on sales to distributors is now deferred until the distributor resells the product. In the risk factors set forth below, we have generally restated financial information on a pro forma basis for periods prior to 2001 to reflect the change in revenue recognition on sales to distributors.

Risks Related to Our Business

We have recently experienced substantial declines in revenues and operating losses, and we may experience additional declines in revenues and operating losses in the future.

         Our total revenues for the first nine months of 2001 were $947.7 million compared to $1,488.1 million in the corresponding period in 2000. This decline was due primarily to reduced demand for our products resulting from the recent economic slowdown and actions taken by our customers to manage their inventories in line with incoming business. We incurred a net loss of $380.5 million for the first nine months of 2001 compared to net income of $22.1 million in the same period in 2000. The recent downturn in our business has been most pronounced in our broadband product family. Net revenues from broadband products, which accounted for approximately 10.9% of net product revenues in the nine months ended September 28, 2001, decreased 54.4% from $225.5 million in the first nine months of 2000 to $102.8 million for the comparable period in 2001.

         During 2000 and the first nine months of 2001, we implemented a number of cost reduction initiatives. These initiatives have included accelerating our manufacturing moves into lower cost regions, transitioning higher-cost external supply to internal manufacturing, working with our material suppliers to further lower costs, work force reductions, salary reductions, temporary shutdowns of facilities with mandatory vacation, and aggressively streamlining our overhead. However, we cannot assure you that actual results of these cost reduction initiatives will, in and of themselves, return us to profitability.

         We expect that reduced end-user demand, underutilization of our manufacturing capacity and other factors will continue to adversely affect our business in the near term and we may experience additional declines in revenue and operating losses in the future. In order to return to profitability, we must successfully implement our business plan, including our cost reduction initiatives. We also currently face an environment of uncertain demand in the markets our products address. We cannot assure you that we will be able to return to profitability or that we will be able to sustain our profitability, if achieved.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

         The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (for semiconductors and for the end-user products in which they are used) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past, are currently experiencing a significant downturn and may experience such downturns in the future. The current downturn and future downturns in the semiconductor industry may be severe and prolonged. Future downturns in the semiconductor industry, or any failure of the industry to fully recover from its recent downturn, could seriously impact our revenues and harm our business, financial condition and results of operations.

         During the 1990s and continuing into 2000, the semiconductor industry enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other computing and communications technologies. During the first nine months of 2001, we – like many of our customers and competitors – were adversely affected by a general economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our integrated circuits and standard semiconductors. The terrorist attacks of September 11, 2001 may further depress economic activity and demand for end-user products. The impact of slowing end-customer demand has been compounded by higher than normal levels of equipment and component inventories among our original equipment manufacturer, subcontractor and distributor customers. We expect that reduced demand for end-user products, underutilization of our manufacturing capacity, changes in our revenue mix and other factors could adversely impact our operating results in the near term.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

         Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation costs. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. The decline in product orders and shipments in the first nine months of 2001 has resulted in reduced capacity utilization of our facilities as we have attempted to match production with anticipated customer demand. Our gross margins have declined primarily as a result of this reduced utilization of our production capacity and erosion of the average selling price of our products. As a percentage of total revenues, gross margin declined to 18.8% for in the first nine months of 2001 from 34.2% for the corresponding period in 2000. We cannot guarantee that the industry downturn and increased competition in the face of weakening demand will not lead to further price erosion, lower revenues and lower margins for us in the future.

The completion and impact of our restructuring program and cost reductions could adversely affect our business.

         In the nine months ended September 28, 2001, we recorded restructuring and other charges of $133.8 million to cover costs associated with our cost reduction initiatives. These costs were primarily comprised of employee separation costs and asset impairments. Our ability to complete the implementation of these cost reductions and the impact of these actions on our ability to effectively compete are subject to risks and uncertainties. Because our restructuring activities involve many aspects of our business, the cost reductions could adversely impact productivity to an extent we have not anticipated. Even if we fully execute and implement the activities and they generate the anticipated cost savings, there may be other factors that adversely impact our profitability and business.

If we are unable to implement our business strategy, our revenues and profitability may be adversely affected.

         Our future financial performance and success are largely dependent on our ability to implement successfully our business strategy. Our present business strategy includes, without limitation, plans to: (1) continue to execute on our long-range growth plan in broadband and power management solutions while appropriately managing short-term demand fluctuations, (2) spend 5% to 6% of our net product revenues on research and development in the future; (3) accelerate our manufacturing and other moves into lower cost regions, such as China and Eastern Europe; and (4) implement measures to reduce operating expenses. We will also consider selective dispositions of assets or businesses as opportunities arise. We cannot assure you that we will successfully implement the business strategy or that implementing our strategy will sustain or improve our results of operations. In particular, we cannot assure you that we will be able to build our position in markets with high growth potential, increase our sales, increase our manufacturing efficiency, optimize our manufacturing capacity, lower our production and operating expenses, or make strategic acquisitions, alliances and dispositions.

         Our business strategy is based on our assumptions about the future demand for our current products and the new products and applications we are developing and on our continuing ability to produce our products profitably. Each of these factors depends on our ability, among other things, to finance our operating and product development activities, maintain high quality and efficient manufacturing operations, relocate and close manufacturing facilities and reduce operating expenses as part of our ongoing cost restructuring with minimal disruption to our operations, access quality raw materials and contract manufacturing services in a cost-effective and timely manner, protect our intellectual property portfolio and attract and retain highly-skilled technical, managerial, marketing and finance personnel. Several of these and other factors that could affect our ability to implement our business strategy, such as risks associated with international operations, increased competition, legal developments and general economic conditions, are beyond our control. In addition, circumstances beyond our control and changes in our business or industry may require us to change our business strategy.

Terrorist Attacks, such as the attacks that occurred in New York and Washington D.C. on September 11, 2001, and other acts of violence or war may affect the markets in which our common stock trades, the markets in which we operate and our profitability.

         On September 11, 2001 the United States was the target of terrorist attacks of unprecedented scope. These attacks may lead to armed hostilities or further acts of terrorism and civil disturbance in the United States or elsewhere. The terrorist attacks caused instability in the global financial markets, and contributed to downward pressure on stock prices of United States publicly traded companies, such as ours. Future terrorist attacks or armed conflict could result in greater economic instability and further depress stock prices, including the price of our common stock.

         The September 11 attacks disrupted the global insurance and reinsurance industries, and we may experience delays in renewing some insurance policies and may not be able to obtain insurance at historical levels on all of our facilities. Future terrorist attacks or armed hostilities could affect our domestic and international sales, disrupt our supply chain and impair our ability to produce and deliver our products. Such attacks and hostilities could directly impact our physical facilities or those of our joint ventures, suppliers or customers, both in the United States and elsewhere. Our primary facilities are located in the United States, Malaysia, the Philippines, Japan, and Slovakia. In connection with our joint ventures, we also have facilities in China and the Czech Republic. In addition, the threat of additional acts of terrorism may make transportation of our supplies and products more difficult or cost prohibitive. Any impairment of our financial performance as a result of terrorist attacks or armed conflict could increase the risk of noncompliance with the financial covenants in our principal credit agreement resulting in events of default and the possible acceleration of our indebtedness.

         Due to the broad and uncertain effects that the September 11 attacks have had on financial and economic markets generally, we cannot provide any reliable measure of the impact that the September 11 attacks have had on our recent financial performance or any estimate as to how these attacks might affect our future results.

The agreements governing our indebtedness contain restrictive covenants that limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

         Our principal credit facility and other debt instruments contain various provisions that limit our management’s discretion in the operation of our business by restricting our ability to:

•	incur additional indebtedness;

•	pay dividends and make other distributions;

•	prepay subordinated debt;

•	make restricted payments;

•	enter into sale and leaseback transactions;

•	create liens;

•	make capital expenditures in excess of certain limitations;

•	sell and otherwise dispose of assets; and

•	enter into transactions with affiliates.

         These restrictions may adversely affect our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest.

         In addition, the covenants under our principal credit agreement require us to maintain specified financial ratios. As a result of our recent financial performance, at June 29, 2001 we were not in compliance with covenants under our principal credit agreement requiring the maintenance of minimum interest expense and leverage coverage ratios. We negotiated a waiver in respect of our noncompliance with these covenants, and in respect of any future noncompliance with these covenants through December 31, 2002. In connection with the waiver, we amended our principal credit agreement. Under these amendments, minimum interest expense coverage ratio and leverage ratio requirements for periods between January 31, 2003 through December 31, 2005 were reduced, maximum capital expenditure limits were reduced and covenants requiring the maintenance of a minimum cash and cash equivalent balance until certain financial ratios are achieved and minimum EBITDA levels through December 31, 2002 were added. Our ability to maintain the minimum EBITDA levels and minimum cash and cash equivalent balance under our amended credit facility may be affected by events beyond our control.

         If we are unable to comply with any of the provisions of our debt instruments, we will be in default, which could cause cross-defaults under other loans or agreements. A default, if not waived by our lenders, could result in the acceleration of our outstanding indebtedness and cause our debt to become immediately due and payable. If we were required to obtain waivers of defaults, we may incur significant fees and transaction costs. If waivers of defaults are not obtained and acceleration occurs, we would not be able to repay our debt and it is unlikely that we would be able to borrow sufficient additional funds to refinance the debt.

Our substantial leverage could adversely affect our ability to operate our business.

         We are highly leveraged and have significant debt service obligations. As of September 28, 2001, we had total long-term indebtedness of approximately $1,394.9 million (including current maturities, but excluding unused commitments) and interest expense of approximately $93.4 million for the nine months ended September 28, 2001. We may incur additional debt in the future. Our substantial indebtedness could have important consequences to you, including the risks that:

•	we will be required to use a substantial portion of our cash flow from operations to meet our debt service requirements, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, product development efforts and strategic acquisitions;

•	our interest expense could increase if interest rates in general increase because a substantial portion of our debt will bear interest rates based on market rates;

•	our level of indebtedness will increase our vulnerability to general economic downturns and adverse industry conditions;

•	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry;

•	our debt covenants may restrict us from raising additional financing on satisfactory terms; and

•	our substantial leverage could place us at a competitive disadvantage compared to our competitors who have less debt.

         As a condition to the recent modifications to the covenants under our principal credit agreement, we agreed to specified increases in the interest rates on our outstanding borrowings and the imposition of supplemental interest charges. As a result, our interest rate expense on an annual basis is expected to increase by approximately $36.1 million.

We may require additional capital in the future, and additional funds may not be available on terms acceptable to us.

         We believe that our existing cash and cash equivalents, together with the cash that we expect to generate from our operations, will be sufficient to meet our planned capital needs. However, it is possible that we may need to raise additional capital to fund our future activities or to consummate acquisitions of other businesses, products or technologies. We may be able to raise these funds by selling securities to the public or selected investors, or by borrowing money. We may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, we may be required to curtail our operations significantly, make selective dispositions of our assets or obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain technologies or potential markets. If we raise additional funds by issuing additional equity or convertible debt securities, the ownership percentage of existing shareholders would be reduced. In addition, the equity or debt securities that we issue may have rights, privileges or preferences senior to those of our common stock.

We may be unable to make the substantial research and development investments required to remain competitive in our business.

         The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and products. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development required to remain competitive in our business.

Uncertainties involving the ordering and shipment of, and payment for, our products could adversely affect our business.

         Our sales are typically made pursuant to individual purchase orders and we generally do not have long term supply arrangements with our customers. Generally, our customers may cancel orders 30 days prior to shipment without incurring a significant penalty. In addition, we sell a portion of our products through distributors, some of whom have rights to return a portion of unsold products to us. Sales to distributors accounted for approximately 42% of net product revenues in 2000 and 43% of net product revenues in the first nine months of 2001. We routinely purchase inventory based on customers’ estimates of demand for their products, which is difficult to predict. This difficulty may be compounded when we sell to original equipment manufacturers indirectly through distributors or contract manufacturers, or both, as our forecasts for demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to failure of anticipated orders to materialize could result in excess obsolete inventory, which could result in write-downs of inventory or the incurrence of significant cancellation penalties under our arrangements with our raw materials and equipment suppliers.

         During the first nine months of 2001, the markets in which our customers operate have been characterized by a dramatic decline in end-user demand and continued high levels of channel inventories, which have reduced visibility of future demand for our products and may, in some cases, lead to delays or defaults in payments for our products. We expect these and other factors to continue to affect our revenues in the near term.

Fluctuations in our quarterly operating results may cause our stock price to decline.

         Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. A portion of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Factors that could affect our quarterly operating results include:

•	the timing and size of orders from our customers, including cancellations and reschedulings;

•	the timing of introduction of new products;

•	the gain or loss of significant customers, including as a result of industry consolidation;

•	seasonality in some of our target markets;

•	changes in the mix of products we sell;

•	changes in demand by the end-users of our customers’ products;

•	market acceptance of our current and future products;

•	variability of our customers’ product life cycles;

•	changes in manufacturing yields or other factors affecting the cost of goods sold, such as the cost and availability of raw materials and the extent of utilization of manufacturing capacity;

•	changes in the prices of our products, which can be affected by the level of our customers’ and end-users’ demand, technological change, product obsolescence or other factors; and

•	cancellations, changes or delays of deliveries to us by our third-party manufacturers, including as a result of the availability of manufacturing capacity and the proposed terms of manufacturing arrangements.

An inability to introduce new products could adversely affect us, and changing technologies or consumption patterns could reduce the demand for our products.

         Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the industries that are currently the primary end-users of semiconductors. As these industries evolve and introduce new products, our success will depend on our ability to predict and adapt to these changes in a timely and cost-effective manner by designing, developing, manufacturing, marketing and providing customer support for our own new products and technologies.

         We cannot assure you that we will be able to identify changes in the product markets and requirements of our customers and end-users and adapt to such changes in a timely and cost-effective manner. Nor can we assure you that products or technologies that may be developed in the future by our competitors and others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies or consumption patterns in our existing product markets or the product markets of our customers or end-users could have a material adverse effect on our business or prospects.

Competition in our industry could prevent us from maintaining our level of revenues and from raising prices to reflect increases in costs.

         The semiconductor industry, particularly the market for semiconductor components, is highly competitive. As a result of the recent economic downturn, competition in the markets in which we operate has intensified as manufacturers of semiconductor components have offered reduced prices in order to combat production overcapacity and high inventory levels. Although only a few companies compete with us in all of our product lines, we face significant competition within each of our product lines from major international semiconductor companies as well as smaller companies focused on specific market niches. In addition, companies not currently in direct competition with us may introduce competing products in the future. The semiconductor components industry has also been undergoing significant restructuring and consolidations that could adversely affect our competitiveness.

         Many of our competitors may have certain advantages over us, including:

•	substantially greater financial and other resources with which to withstand adverse economic or market conditions and pursue development, engineering, manufacturing, marketing and distribution of their products;

•	longer independent operating histories and presence in key markets; and

•	greater name recognition.

         Because our components are often building block semiconductors that in some cases can be integrated into more complex integrated circuits, we also face competition from manufacturers of integrated circuits, application-specific integrated circuits and fully customized integrated circuits, as well as customers who develop their own integrated circuit products.

         We compete in different product lines to various degrees on the basis of price, quality, technical performance, product features, product system compatibility, customized design, strategic relationships with customers, new product innovation, availability, delivery timing and reliability and customer sales and technical support. Gross margins in the industry vary by geographic region depending on local demand for the products in which semiconductors are used, such as personal computers, industrial and telecommunications equipment, consumer electronics and automotive goods. Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends.

Unless we maintain manufacturing efficiency and avoid manufacturing difficulties, our future profitability could be adversely affected.

         Manufacturing semiconductor components involves highly complex processes that require advanced equipment. We and our competitors continuously modify these processes in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields. Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain our manufacturing efficiency or increase manufacturing efficiency to the same extent as our competitors.

         From time to time we have experienced difficulty in beginning production at new facilities, transferring production to other facilities or in effecting transitions to new manufacturing processes that have caused us to suffer delays in product deliveries or reduced yields. We cannot assure you that we will not experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our results of operations could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

We must incur significant capital expenditures for manufacturing technology and equipment to remain competitive.

         Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. We maintain certain of our own manufacturing, assembly and test facilities, which have required and will continue to require significant investments in manufacturing technology and equipment. We have made substantial capital expenditures and installed significant production capacity to support new technologies and increased production volume.

         We cannot assure you that we will have sufficient capital resources to make necessary investments in manufacturing technology and equipment. In addition, our principal credit agreement limits the amount of our capital expenditures.

If we were to lose one of our large customers, our revenues and profitability could be adversely affected.

         Product sales to our ten largest customers accounted in the aggregate for approximately 52% and 51% of our net product revenues in 2000 and the nine months ended September 28, 2001, respectively. Many of our customers operate in cyclical industries, and in the past we have experienced significant fluctuations from period to period in the volume of our products ordered. Generally, our agreements with our customers impose no minimum or continuing obligations to purchase our products. We cannot assure that any of our customers will not significantly reduce orders or seek price reductions in the future or that the loss of one or more of our customers would not have a material adverse effect on our business or prospects.

The loss of our sources of raw materials or manufacturing services, or increases in the prices of such goods or services, could adversely affect our operations and productivity.

         Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the costs of our raw materials increase significantly or their quality deteriorates. Our manufacturing processes rely on many raw materials, including silicon wafers, copper lead frames, mold compound, ceramic packages and various chemicals and gases. Generally, our agreements with suppliers impose no minimum or continuing supply obligations, and we obtain our raw materials and supplies from a large number of sources on a just-in-time basis. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we believe that our current supplies of raw materials are adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

         In addition, for some of our products, such as our new Silicon Germanium (SiGe) technology, we are dependent upon a limited number of highly specialized suppliers for required components and materials. The number of qualified alternative suppliers for these kinds of technologies is extremely limited. We cannot assure you that we will not lose our suppliers for these key technologies or that our suppliers will be able to meet performance and quality specifications or delivery schedules. Disruption or termination of our limited supply sources for these components and materials could delay our shipments of products utilizing these technologies and damage relationships with current and prospective customers.

         We also use third-party contractors for manufacturing activities, primarily for wafer fabrication and the assembly and testing of final goods. In 2000, these contract manufacturers, including Motorola, AIT, ASE and Phenitec, accounted for approximately 45% of our cost of sales. Our agreements with these manufacturers typically require us to forecast product needs and commit to purchase services consistent with these forecasts, and in some cases require longer-term commitments in the early stages of the relationship. Our operations could be adversely affected if these contractual relationships were disrupted or terminated, the cost of such services increased significantly, the quality of the services provided deteriorated or our forecasts proved to be materially incorrect.

         In the case of Motorola, we agreed to continue providing manufacturing services to each other (including Motorola’s manufacturing of our emitter-coupled logic products) for limited periods of time following our recapitalization. Under our agreements with Motorola, the price of these services are fixed at levels that are intended to approximate each party’s cost of providing the services. Subject to our right to cancel upon six months’ written notice, we have minimum commitments to purchase manufacturing services from Motorola, as of November 1, 2001, of approximately $56 million, $26 million and $25 million in fiscal years 2001, 2002 and 2003, respectively, and have no purchase obligations thereafter. We could be adversely affected if we are unable to relocate these manufacturing operations to our own facilities or to other third-party manufacturers on cost-effective terms or make other satisfactory arrangements prior to the time when these agreements expire.

Acquisitions and strategic alliances may harm our operating results, cause us to incur debt or assume contingent liabilities or dilute our stockholders.

         We may in the future acquire and form strategic alliances relating to other businesses, products and technologies. Successful acquisitions and alliances in the semiconductor industry are difficult to accomplish because they require, among other things, efficient integration and aligning of product offerings and manufacturing operations and coordination of sales and marketing and research and development efforts. The difficulties of integration and alignment may be increased by the necessity of coordinating geographically separated organizations, the complexity of the technologies being integrated and aligned and the necessity of integrating personnel with disparate business backgrounds and combining different corporate cultures. The integration and alignment of operations following an acquisition or alliance requires the dedication of management resources that may distract attention from the day-to-day business, and may disrupt key research and development, marketing or sales efforts. In addition, we may issue equity securities to pay for any future acquisitions or alliances, which could be dilutive to our existing stockholders. We may also incur debt or assume contingent liabilities in connection with acquisitions and alliances, which could harm our operating results. Without strategic acquisitions and alliances we may have difficulty meeting future customer product and service requirements.

Our international operations subject us to risks inherent in doing business on an international level that could adversely impact our results of operations.

         Approximately 41%, 37%, and 22% of our net product revenues in the nine months ended September 28, 2001 were derived from sales, directly or through distributors or electronic manufacturing service providers, to end-users in the Americas, the Asia/Pacific region and Europe (including the Middle East), respectively. We maintain significant operations in Seremban, Malaysia; Carmona, the Philippines; Aizu, Japan; Leshan, China; Roznov, the Czech Republic; and Piestany, the Slovak Republic. In addition, we rely on a number of contract manufacturers (primarily for assembly and testing) whose operations are primarily located in the Asia/Pacific region.

         We cannot assure you that we will be successful in overcoming the risks that relate to or arise from operating in international markets. Risks inherent in doing business on an international level include, among others, the following:

•	economic and political instability;

•	changes in regulatory requirements, tariffs, customs, duties and other trade barriers;

•	transportation delays;

•	power supply shortages and shutdowns;

•	difficulties in staffing and managing foreign operations and other labor problems;

•	currency convertibility and repatriation;

•	taxation of our earnings and the earnings of our personnel; and

•	other risks relating to the administration of or changes in, or new interpretations of, the laws, regulations and policies of the jurisdictions in which we conduct our business.

         Our activities outside the United States are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. While our sales are primarily denominated in U.S. dollars, worldwide semiconductor pricing is influenced by currency rate fluctuations.

If we fail to attract and retain highly-skilled personnel, our results of operations and competitive position could deteriorate.

         Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel. The market for personnel with such qualifications is highly competitive. For example, analog component designers are difficult to attract and retain, and the failure to attract and retain analog component designers could compromise our ability to keep pace with our competitors in the market for analog components. We have not entered into employment agreements with all of our key personnel. As employee incentives, we issue common stock options that generally have exercise prices at the market value at time of the grant and that are subject to vesting. Recently, our stock price has declined substantially, reducing the effectiveness of these incentives. Loss of the services of, or failure to effectively recruit, qualified personnel, including senior managers and design engineers, could have a material adverse effect on our business.

We use a significant amount of intellectual property in our business. Some of that intellectual property is currently subject to disputes with third parties, and litigation could arise in the future. If we are unable to protect the intellectual property we use, our business could be adversely affected.

         We rely on patents, trade secrets, trademarks, mask works and copyrights to protect our products and technologies. Some of our products and technologies are not covered by any patents or pending patent applications, and we cannot assure you that:

•	any of the substantial number of U.S. and foreign patents and pending patent applications that we employ in our business, including those that Motorola assigned, licensed or sublicensed to us in connection with our recapitalization, will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others;

•	the license rights granted by Motorola in connection with our recapitalization will provide competitive advantages to us;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	any of the trademarks, copyrights, trade secrets, know-how or mask works that Motorola has assigned, licensed or sublicensed to us in connection with our recapitalization will not lapse or be invalidated, circumvented, challenged, abandoned or licensed to others; or

•	any of our pending or future trademark, copyright, or mask work applications will be issued or have the coverage originally sought.

         In addition, our competitors or others may develop products or technologies that are similar or superior to our products or technologies, duplicate our products or technologies or design around our protected technologies. Effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in the United States and in foreign countries.

         Also, we may from time to time in the future be notified of claims that we may be infringing third-party patents or other intellectual property rights. Motorola has agreed to indemnify us for a limited period of time with respect to some claims that our activities infringe on the intellectual property rights of others. If necessary or desirable, we may seek licenses under such patents or intellectual property rights. However, we cannot assure you that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain a license from a third party for technologies we use could cause us to incur substantial liabilities or to suspend the manufacture or shipment of products or our use of processes requiring the technologies. Litigation could cause us to incur significant expense, by adversely affecting sales of the challenged product or technologies and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may be required to:

•	pay substantial damages;

•	cease the manufacture, use, sale or importation of infringing products;

•	expend significant resources to develop or acquire non-infringing technologies;

•	discontinue the use of processes; or

•	obtain licenses to the infringing technologies.

         We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available to us on reasonable terms. Any such development, acquisition or license could require the expenditure of substantial time and other resources.

         We will also seek to protect our proprietary technologies, including technologies that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our collaborators, advisors, employees and consultants. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach or that persons or institutions will not assert rights to intellectual property arising out of our research.

Environmental and other regulatory matters could adversely affect our ability to conduct our business and could require expenditures that could have a material adverse affect on our results of operations and financial condition.

         Our manufacturing operations are subject to various environmental laws and regulations relating to the management, disposal and remediation of hazardous substances and the emission and discharge of pollutants into the air and water. Our operations are also subject to laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances. Motorola has agreed to indemnify us for environmental and health and safety liabilities related to the conduct or operations of our business or Motorola’s ownership, occupancy or use of real property occurring prior to the closing of our recapitalization transaction. We also have purchased environmental insurance. However, we cannot assure you that such indemnification arrangements and insurance policy will cover all material environmental costs relating to pre-closing matters and subsequent matters, respectively. In addition, the nature of our operations exposes us to the continuing risk of environmental and health and safety liabilities related to events or activities occurring after our recapitalization.

         We believe that the future cost of compliance with existing environmental and health and safety laws and regulations, and any liability for currently known environmental conditions, will not have a material adverse effect on our business or prospects. However, we cannot predict:

•	changes in environmental or health and safety laws or regulations;

•	the manner in which environmental or health and safety laws or regulations will be enforced, administered or interpreted; or

•	the cost of compliance with future environmental or health and safety laws or regulations or the costs associated with any future environmental claims, including the cost of clean-up of currently unknown environmental conditions.

We are party to securities class action litigation which may be costly to defend and the outcome of which is uncertain.

         In July 2001, three stockholder class action lawsuits were filed in the United States District Court for the Southern District of New York against us, certain of our officers and directors and various investment banking firms who acted as underwriters in connection with our initial public offering in April 2000. The class action lawsuits generally allege that our offering documents failed to disclose (i) certain underwriting fees and commissions and (ii) underwriter tie-ins and other arrangements with certain customers of the underwriters that impacted the price of our common stock in the aftermarket. The plaintiffs are seeking monetary damages and other appropriate relief.

         We can provide no assurance as to the outcome of this securities litigation. Any conclusion of this litigation in a manner adverse to us could have a material adverse effect on our business, financial condition and results of operations. In addition, the cost to us of defending the litigation, even if resolved in our favor, could be substantial. Such litigation could also substantially divert the attention of our management and our resources in general. Uncertainties resulting from the initiation and continuation of this litigation could harm our ability to compete in the marketplace. Because the price of our common stock has been, and may continue to be, volatile, we can provide no assurance that additional securities litigation will not be filed against us in the future.

Risks Related To Our Common Stock

If our shares are delisted, you might not be able to sell your investment in our company.

         Our common stock is listed on the Nasdaq National Market System. To continue to be listed on that market, however, we must continue to satisfy, with certain exceptions, specified maintenance criteria, including:

•	required levels of total assets, net tangible assets, stockholders’ equity or revenues,

•	a minimum market value of our public float, and

•	a minimum bid price per share.

         While Nasdaq recently announced a temporary suspension, until January 2, 2002, of the minimum bid price and public float requirements for continued listing, our failure to meet these maintenance criteria in the future may result in the delisting of our common stock from the Nasdaq National Market System. If we are delisted from the Nasdaq National Market, we may continue to be listed on the Nasdaq SmallCap Market if we are able to satisfy its continued listing criteria. In the event that we cannot satisfy the listing criteria of the Nasdaq SmallCap Market, trading, if any, in our common stock would be conducted in the over-the-counter market in the so-called “pink sheets” or the OTC Bulletin Board. Consequently, selling our common stock would be more difficult because smaller quantities of shares would likely be bought and sold, transactions could be delayed, and security analysts’ coverage of us may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for shares of our common stock. A delisting from Nasdaq also may have a material adverse effect on our ability to raise capital through the issuance of additional equity.

         In the event our common stock is delisted from Nasdaq, we would become subject to certain securities law restrictions requiring broker/dealers who recommend low-priced securities to persons (with certain exceptions) to satisfy special sales practice requirements, including making an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction. These “penny stock” regulations also require additional disclosure in connection with any trades involving low-priced stocks (subject to certain exceptions), including the delivery, prior to any transaction, of a disclosure schedule explaining the market for such stocks and the associated risks. These requirements could severely limit the market liquidity of our common stock and your ability to sell the common stock in the secondary market.

Holders of our common stock may experience dilution and the price of our common stock may decline as a result of the issuance of Series A preferred stock.

         In September 2001, we sold 10,000 shares of our Series A preferred stock to TPG ON Holdings LLC, an affiliate of the Texas Pacific Group. Each share of Series A preferred stock is convertible at the option of the holder into approximately 3,546 shares of our common stock, subject to customary anti-dilution adjustments. Under the anti-dilution provisions, the conversion price is subject to downward adjustment in the event we issue common stock, or derivative securities entitling the holder to subscribe for or acquire common stock, at a price below the then-current conversion price or market price. Holders of Series A preferred stock are entitled to cumulative dividends, payable quarterly in cash, at a rate of 8% per annum (or if greater during the relevant quarterly period, in an amount equal to the value of the dividends that would be paid on our common stock then issuable upon conversion of the Series A preferred stock), subject to applicable restriction imposed by our principal credit facility. In the event dividends are not paid, the dividends will accumulate on a compounded basis and the number of shares of common stock into which the Series A preferred stock is convertible will increase proportionately.

         There is a possibility that the Series A preferred stock will be converted at a price per share that is less than the then current market price of our common stock. If this were to occur, it may cause substantial dilution to our existing common stockholders. Additionally, we are required to register the shares of common stock issuable upon conversion of the Series A preferred stock under the Securities Act for public resale. Therefore, in the event that the Series A preferred stock is converted, a substantial number of shares of our common stock may be sold into the market, which could decrease the trading price of our common stock and encourage short sales by the selling shareholder or others. Short sales could place further downward pressure on the price of our common stock.

Our stock price may be volatile, which could result in substantial losses for investors in our securities.

         The stock markets in general, and the markets for high technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

         The market price of the common stock may also fluctuate significantly in response to the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	changes in market valuations of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures, capital commitments, new products or product enhancements;

•	loss of a major customer or failure to complete significant transactions; and

•	additions or departures of key personnel.

         As of November 27, 2001, the trading price of our common stock since our initial public offering has ranged from a high of $27.75 on May 1, 2000 to a low of $1.12 on October 5, 2001.

Our stock price could be affected because a substantial number of shares of our common stock will be available for sale in the future.

         Sales in the public market of a substantial number of shares of common stock, including shares of common stock issued upon conversion of the Series A preferred stock, could depress the market price of the common stock and could impair our ability to raise capital through the sale of additional equity securities. A substantial number of shares of our common stock will be available for future sale.

One of our principal stockholders controls our company, which will limit the ability of our other stockholders to influence the outcome of director elections and other matters submitted for a vote of the stockholders.

         Affiliates of Texas Pacific Group own 124,999,433 shares of our common stock and all of the outstanding shares of Series A preferred stock. These shares represent approximately 76% of the total voting power of our capital stock. As a result, Texas Pacific Group, through its affiliates, will be able to:

•	elect all of our directors and, as a result, control matters requiring board approval;

•	control matters submitted to a stockholder vote, including mergers and consolidations with third parties and the sale of all or substantially all of our assets; and

•	otherwise control or influence our business direction and policies.

         In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

Provisions in our charter documents may delay or prevent the acquisition of our company, which could decrease the value of our stock.

         Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. These provisions:

•	create a board of directors with staggered terms;

•	permit only our board of directors or the chairman on our board of directors to call special meetings of stockholders;

•	establish advance notice requirements for submitting nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting;

•	prohibit stockholder action by written consent;

•	authorize the issuance of “blank check” preferred stock, which is preferred stock with voting or other rights or preferences that could impede a takeover attempt and that our board of directors can create and issue without prior stockholder approval; and

•	require the approval by holders of at least 66 2/3% of our outstanding common stock to amend any of these provisions in our certificate of incorporation or bylaws.

         Although we believe these provisions make a higher third-party bid more likely by requiring potential acquirors to negotiate with our board of directors, these provisions apply even if an initial offer may be considered beneficial by some stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

         Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We do not have any obligation to release updates or any changes in events, conditions or circumstances on which any forward-looking statement is based or to conform those statements to actual results.

USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by the selling stockholder. The selling stockholder will pay any fees and disbursements to underwriters not customarily paid by issuers of securities in a secondary offering, including underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of the shares covered by this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees, printing fees and expenses, fees and expenses of our counsel and our accountants, the fees and expenses of selling stockholder’s counsel and accountants and the expenses of any special audits.

SELLING STOCKHOLDER

         The shares being offered by the selling stockholder are issuable upon conversion of the shares of Series A cumulative convertible preferred stock that we sold to the selling stockholder in a private placement in September 2001. Each share of Series A preferred stock is convertible into shares of our common stock from time to time at the option of the selling stockholder by dividing:

•	its stated value of $10,000, plus any accrued dividends; by

•	the conversion price of $2.82, which is subject to specified anti-dilution adjustments.

         On the date of their issuance, the shares of Series A preferred stock were convertible into 35,460,993 shares of our common stock. This prospectus covers 44,326,241 shares in order to adequately cover increases in the number of shares of common stock issuable upon conversion of the Series A preferred stock as a result of accrued dividends and anti-dilution adjustments. This number represents 125% of the number of shares of common stock into which the Series A preferred stock was originally convertible. Because the number of shares of common stock into which the Series A preferred stock is convertible depends on future events, the number of shares that will actually be issued upon conversion may exceed 44,326,241. In that event, we intend to file an amendment to the registration statement of which this prospectus forms a part to register the additional shares.

         The following table sets forth certain information regarding the beneficial ownership of common stock by the selling stockholder. Beneficial ownership is determined in accordance with the rules promulgated by the SEC, and includes voting or investment power with respect to shares. Percentage ownership is based on 174,224,208 shares outstanding as of November 26, 2001. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by the selling stockholder named below.

	Shares Beneficially Owned Prior To			Shares Beneficially Owned After
	Sale Under This Prospectus			Sale Under This Prospectus

Shares Offered
		Percentage	By This		Percentage
Name of Selling Stockholder	Number(1)	Ownership	Prospectus	Number(2)	Ownership

TPG ON Holdings LLC(3)	35,460,993	16.9%	44,326,241	—	*

*	Represents less than 1% of the issued and outstanding shares.

(1)	Represents number of shares of common stock into which Series A preferred stock is convertible, assuming no accrued dividends or anti-dilution adjustments. The number of shares beneficially owned by the selling stockholder may increase as a result of accrued dividends or anti-dilution adjustments.

(2)	We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may elect not sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholder after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholder.

(3)	TPG ON Holdings is a Delaware limited liability company the members of which are TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P. and TPG 1999 Equity Partners II, L.P. TPG GenPar II, L.P. is the sole general partner of each of the members, other than TPG 1999 Equity Partners II. TPG Advisors II, Inc. is the sole general partner of TPG GenPar II and TPG 1999 Equity Partners II. As a result, TPG Advisors II indirectly controls TPG ON Holdings. The executive officers and directors of TPG Advisors II are David Bonderman, President and director, James Coulter, Executive Vice President and director, William Price, Executive Vice President and director, Richard Schifter, Vice President, James O’Brien, Vice President and Treasurer, and Richard Ekleberry, Vice President and Secretary. TPG Advisors II also indirectly controls TPG Semiconductor Holdings, which holds approximately 72% of our outstanding common stock. Each of Messrs. Bonderman, Coulter and Price disclaims beneficial ownership of the shares beneficially owned by TPG ON Holdings and TPG Semiconductor Holdings. Mr. Bonderman serves on our Board of Directors.

PLAN OF DISTRIBUTION

         The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term “selling stockholder” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. These sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholder may sell its shares by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account as allowed by this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions;

•	in options transactions;

•	short sales; and

•	a combination of any of the above methods of sale.

         In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholder may also:

•	sell the common stock short and redeliver the shares to close out such short positions;

•	enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares offered by this prospectus, which shares may be resold by the broker-dealer or other financial institution pursuant to this prospectus (as supplemented or amended to reflect that transaction); and

•	pledge shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect that transaction).

         In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder in amounts to be negotiated immediately prior to the sale.

         In offering the shares covered by this prospectus, the selling stockholder and any broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities

Act in connection with those sales. Any profits realized by the selling stockholder and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

         In order to comply with the securities laws of certain states, if applicable, the shares must be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

         We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act. The selling stockholder has agreed to indemnify us against certain liabilities, including certain liabilities under the Securities Act.

         We have agreed with the selling stockholder to keep the registration statement of which this prospectus constitutes a part effective until such time as the TPG ON Holdings LLC and its affiliates hold no Series A preferred stock and less than 1.0% of our total outstanding shares of common stock, assuming conversion of the Series A preferred stock.

         Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

         The validity of the shares of common stock offered by this prospectus will be passed upon by Snell & Wilmer, L.L.P., Phoenix, Arizona.

EXPERTS

         The financial statements of ON Semiconductor Corporation as of December 31, 2000 and 1999 and for the year ended December 31, 2000 and for the period from August 4, 1999 through December 31, 1999 incorporated in this prospectus by reference to the 2000 Annual Report to Shareholders of ON Semiconductor Corporation, which is incorporated by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

         The combined statements of revenues less direct and allocated expenses before taxes of the Semiconductor Components Group of Motorola, Inc. for the period from January 1, 1999 through August 3, 1999 and for the year ended December 31, 1998 incorporated in this prospectus by reference to the 2000 Annual Report to Shareholders of ON Semiconductor Corporation, which is incorporated by reference to ON Semiconductor Corporation’s Annual Report on Form 10-K/A for the year ended December 31, 2000 have been so incorporated in reliance on the report of KPMG LLP, independent public accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the SEC a registration statement on Form S-3 (including the exhibits, schedules and amendments thereto) under the Securities Act with respect to the shares of common stock to be sold in this offering. As permitted by the SEC’s rules and regulations, this prospectus does not contain all the information set forth in the registration statement. For further information regarding our company and the shares of common stock to be sold in this offering, please refer to the registration statement and the contracts, agreements and other documents filed as exhibits to the registration statement.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any report, document or any other information that we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to you on the SEC’s website (http://www.sec.gov).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the sale of all the shares covered by this prospectus.

1.	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000;

2.	Our Quarterly Reports of Form 10-Q for the quarters ended March 30, 2001, June 29, 2001 and September 28, 2001;

3.	Our definitive Proxy Statement on Schedule 14A filed on April 16, 2001;

4.	Our Current Reports on Form 8-K filed on February 2, 2001, March 1, 2001, March 15, 2001, April 26, 2001, May 10, 2001, July 26, 2001, and September 7, 2001;

5.	All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

6.	The description of our common stock contained in our registration statement on Form 8-A, filed with the Commission on April 21, 2000.

         You may request a copy of these documents, which will be provided to you at no cost, by contacting:

ON Semiconductor Corporation
5005 E. McDowell Road
Phoenix, Arizona 85008
(602) 244-6600